UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2013

Commission File Number:  001-36185

Dynagas LNG Partners LP
(Translation of registrant's name into English)

97 Poseidonos Avenue & 2, Foivis Street, Glyfada, 16674, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 99.1 is a copy of the press release of Dynagas LNG Partners LP (the “Company”) dated December 12, 2013: Dynagas LNG Partners Reports Financial Results for the Third Quarter Ended September 30, 2013.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  December 18, 2013

DYNAGAS LNG PARTNERS LP

By:	/s/ Tony Lauritzen
Name:	Tony Lauritzen
Title:	Chief Executive Officer

Exhibit 99.1

DYNAGAS LNG PARTNERS REPORTS FINANCIAL RESULTS FOR THE THIRD QUARTER ENDED SEPTEMBER 30, 2013

ATHENS, Greece – December 12, 2013 - Dynagas LNG Partners LP (NasdaqGS: “DLNG”) (“Dynagas Partners” or the “Partnership”) today announced results (unaudited) for the third quarter ended September 30, 2013, which was the last quarter before the Partnership completed its initial public offering ("IPO") in November 2013.

Third Quarter Financial Highlights

•

Net income attributable to unitholders was $11.9 million for the third quarter of 2013 demonstrating an increase of 78.6% compared to the third quarter of 2012. Operating income was $14.1 million for the third quarter of 2013 demonstrating an increase of 51.1% compared to the third quarter of 2012.

•

Adjusted EBITDA was $17.5 million for the third quarter of 2013 demonstrating an increase of 37.1% compared to the third quarter of 2012.

Recent Highlights

•

In November 2013, the Partnership completed its IPO of 12,500,000 common units representing limited partner interests, including 8,250,000 common units sold by the Partnership and 4,250,000 common units sold by Dynagas Holding Ltd., its sponsor (“Dynagas Holding”).  This offering resulted in gross proceeds of $148.5 million for the Partnership. In connection with this offering, the underwriters exercised in full the option to purchase from Dynagas Holding an additional 1,875,000 common units.  The Partnership currently has outstanding 14,985,000 common units and 14,985,000 subordinated units, of which Dynagas Holding owns 610,000 common units and all of the subordinated units (together representing a 52.0% limited partner interest in the Partnership).

•

In connection with the IPO, the Partnership listed its common units on the NASDAQ Global Select Market and trading commenced on November 13, 2013.

•

The Partnership entered into a new Senior Secured Revolving Credit Facility for an aggregate amount up to $262.13 million.  In connection with the closing of the IPO, the Partnership repaid all of its then outstanding indebtedness of $346.1 million with borrowings of $214.1 million from the new Senior Secured Revolving Credit Facility and a portion of the net proceeds from the IPO.

Financial Results Overview*

For the results and the selected financial data presented herein, Dynagas Partners has compiled consolidated statements of income for the three and nine month periods ended September 30, 2013 and 2012, which were derived from the unaudited condensed consolidated financial statements for the periods presented.

	Three Months Ended September 30,		Nine Months Ended September 30,
	2013	2012	2013	2012
(In thousands of Dollars except per unit data)
Operating Revenue	$14,124	$9,349	$41,392	$28,332
Net Income	$11,878	$6,650	$34,606	$21,043
Adjusted EBITDA (2)	$17,509	$12,769	$51,561	$38,522

Earnings per unit, basic and diluted upon completion of the Initial Public Offering (1)	$0.40	$0.22	$1.15	$0.70

(1)

Represents earnings per unit based on the number of units issued and outstanding upon completion of the Initial Public Offering, of 14,985,000 common, 14,985,000 subordinated and 30,000 General Partner units.

(2)

 Adjusted EBITDA is not a recognized measurement under GAAP. Please refer to the definitions and reconciliation of these measurements to the most directly comparable financial measures calculated and presented in accordance with U.S. GAAP in Appendix A.

Net income attributable to unitholders was $11.9 million for the third quarter of 2013, compared to $6.7 million in the same period of 2012, representing an increase of 78.6%. Operating income was $14.1 million for the third quarter of 2013 compared to $9.3 million for the same period in the prior year, representing an increase of 51.1%. Operating results improved primarily due to an increase in revenues attributable to the higher charter rate earned by the LNG carrier Ob River, after entering its current five year time charter contract in September, 2012, and an increase in revenue earning days of 14 days, or 5.3%, in the third quarter of 2013 compared to the same period in 2012. The increase was also attributable in part to the lack of special survey and dry-dock expenses and associated voyage and vessel operating expenses in the third quarter of 2013 compared to the same period in 2012, when one of our vessels underwent its scheduled special survey and dry-dock and incurred approximately $1.3 million of additional drydocking related expenses.

We incurred $2.8 million in vessel operating expenses in the third quarter of 2013 compared to $4.3 million in the same period in 2012, representing a decrease of 33.9%. Daily average operating expenses during the third quarter of 2013 was $10,254 per vessel, compared to $15,518 per vessel in the same period in 2012. The reduction is primarily due to our having not incurred special survey and dry-dock expenses in 2013.

The average daily time charter equivalent rate earned by our vessels in the third quarter of 2013 was $76,638, compared to $70,515 in the same period in 2012. During the three and nine month periods ended September 30, 2013 all of our vessels operated at 100% utilization.

In the third quarter of 2013, we incurred $0.69 million in technical management fees payable to our manager, compared to $0.67 million in technical management fees incurred during the same period in 2012.  The increase in fees is attributable to the increase in the daily management fees to $2,500 per day per vessel in accordance with the terms of the technical management agreements effective January 1, 2013, as compared to management fees payable during the same period in 2012, which ranged from $2,340 to $2,433 per day per vessel.

Interest and finance costs, which do not reflect costs under the new Senior Secured Revolving Credit Facility, were $2.2 million during the third quarter of 2013, as compared to $2.6 million during the same period in 2012, representing a decrease of 16.3%, which was due to lower average outstanding debt throughout the third quarter of 2013.

 (*)   Amounts relating to variations in period–on–period comparisons shown in this section are derived from the actual numbers in our books and records.

About Dynagas LNG Partners LP

Dynagas LNG Partners LP. (NasdaqGS: DLNG) is a growth-oriented partnership formed by Dynagas Holding Ltd. to own, and operate liquefied natural gas (LNG) carriers initially employed on multi-year charters.  The current fleet of Dynagas Partners consists of three LNG carriers, each of which has a carrying capacity of approximately 150,000 cbm and is employed on a multi-year charter.”

Visit the Partnership’s website at www.dynagaspartners.com

Contact Information:

Dynagas LNG Partners LP

97 Poseidonos Avenue & 2 Foivis Street

Glyfada, 16674

Greece

Attention: Michael Gregos
Telephone: (011) 30 210 8917260
Email: lngcoordination@dynagas.com

Investor Relations / Financial Media:

Nicolas Bornozis

President

Capital Link, Inc.

230 Park Avenue, Suite 1536

New York, NY 10169

Tel. (212) 661-7566

E-mail: dynagas@capitallink.com

Forward-Looking Statement

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business.  Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Partnership desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words “believe,” “anticipate,” “intends,” “estimate,” “forecast,” “project,” “plan,” “potential,” “may,” “should,” “expect,” “pending” and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, examination by the Partnership’s management of historical operating trends, data contained in its records and other data available from third parties.  Although the Partnership believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond the Partnership’s control, the Partnership cannot assure you that it will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in the Partnership’s view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for liquefied natural gas (LNG) shipping capacity, changes in the Partnership’s operating expenses, including bunker prices, drydocking and insurance costs, the market for the Partnership’s vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessel breakdowns and instances of off-hires and other factors. Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties. The information set forth herein speaks only as of the date hereof, and the Partnership disclaims any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this communication.

APPENDIX A

DYNAGAS LNG PARTNERS LP

Unaudited Condensed Consolidated Statements of Income

For the three and nine month periods ended September 30, 2013 and 2012

	Three Months Ended September 30,		Nine Months Ended September 30,
(In thousands of Dollars except units and per unit data)	2013	2012	2013	2012
REVENUES
Voyage revenues	$21,558	19,453	64,002	56,558
EXPENSES
Voyage expenses	(157)	(754)	(497)	(2,191)
Voyage expenses-related party	(249)	(224)	(741)	(715)
Vessel operating expenses	(2,830)	(4,283)	(9,062)	(11,659)
General and administrative expenses	(85)		(106)	-
Management fees	(690)	(672)	(2,048)	(2,000)
Depreciation	(3,423)	(3,423)	(10,156)	(10,194)
Dry-docking and special survey costs	-	(748)	-	(1,467)
Operating income	14,124	9,349	41,392	28,332
Interest income	-	-	-	1
Interest and finance costs	(2,208)	(2,638)	(6,799)	(7,090)
Other, net	(38)	(61)	13	(200)

Net Income	$11,878	6,650	34,606	21,043
Earnings per unit, basic and dilute

Common unit (basic and diluted)	0.55	0.31	1.59	0.97
Subordinated unit (basic and diluted)	0.55	0.31	1.59	0.97
General Partner unit (basic and diluted)	0.55	0.31	1.59	0.97
Weighted average number of units outstanding, basic and diluted (1):
Common units	6,735,000	6,735,000	6,735,000	6,735,000
Subordinated unit	14,985,000	14,985,000	14,985,000	14,985,000
General Partner unit	30,000	30,000	30,000	30,000

(1)

On October 29, 2013, the Partnership issued i) to Dynagas Holding Ltd, 6,735,000 common units and 14,985,000 subordinated units and ii) to Dynagas GP LLC (the “General Partner”), a company owned and controlled by Dynagas Holding Ltd, 30,000 general partner units (the General Partner Units, together with the issued common units and subordinated units represent all of the outstanding interests in the Partnership). The unit and per unit data included this section have been restated to reflect the issuance of the above units, for all periods presented.

DYNAGAS LNG PARTNERS LP

Unaudited Consolidated Condensed Balance Sheets

September 30, 2013 (unaudited) and December 31, 2012

(Expressed in thousands of U.S. Dollars—except for unit and per unit data)

	September 30, 2013	December 31, 2012
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$ 10,662	-
Restricted cash	-	$ 6,773
Other current assets	685	2,208
Total current assets	11,347	8,981

NON CURRENT ASSETS:
Vessels, net	456,598	466,754
Due from related party	675	540
Deferred revenue and other charges	5,212	-
Total non current assets	462,485	467,294
Total assets	$ 473,832	$ 476,275

LIABILITIES AND PARTNERS’ EQUITY
CURRENT LIABILITIES:
Current portion of long-term debt	$ 2,125	$ 380,715
Trade payables	3,214	5,040
Due to related party	4,209	3,859
Accrued liabilities and other payables	1,636	2,085
Unearned revenue	4,579	6,735
Total current liabilities	15,763
Deferred revenue	2,203	2,666
Long—Term Debt, net of current portion	346,085	-
Total non-current liabilities	348,288	2,666

PARTNERS’ EQUITY:
Common unitholders: 6,735,000 units issued and outstanding as at September 30, 2013 and December 31, 2012	33,994	23,278
Subordinated unitholders: 14,985,000 units issued and outstanding as at September 30, 2013 and December 31, 2012	75,635	51,793
General partner: 30,000 units issued and outstanding as at September 30, 2013 and December 31, 2012	152	104
Total partners’ equity	109,781	75,175

Total liabilities and partners’ equity	$ 473,832	$ 476,275

DYNAGAS LNG PARTNERS LP

Unaudited Condensed Consolidated Statements of Cash Flows

For the nine month periods ended September 30, 2013 and 2012

(Expressed in thousands of U.S. Dollars)

	September 30,
	2013	2012
Cash flows from Operating Activities:
Net income:	$ 34,606	$ 21,043
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	10,156	10,194
Amortization and write-off of deferred financing fees	398	446
Deferred revenue	(4,341)	2,821
Change in fair value of derivative financial instruments	—	(5,692)
Changes in operating assets and liabilities:
Trade receivables	130	(1,029)
Prepayments and other assets	(339)	10
Due to related party	215	(16,041)
Trade payables	(1,826)	3,480
Accrued liabilities and other payables	(449)	(207)
Unearned revenue	(2,156)	(4,665)

Net cash provided by Operating Activities	36,394	10,360

Cash flows from Investing Activities:

Net cash provided by Investing Activities	—	—

Cash flows from/ (used in) Financing Activities:
Decrease/ (increase) in restricted cash	6,773	2,254
Proceeds from long-term debt	—	220,000
Repayment of long-term debt	(32,505)	(114,055)
Repayment of stockholders’ loan	—	(116,584)
Payment of deferred financing fees	—	(1,975)

Net cash used in Financing Activities	(25,732)	(10,360)

Net increase in cash and cash equivalents	10,662	—
Cash and cash equivalents at beginning of the period	—	—

Cash and cash equivalents at end of the period	$ 10,662	$ —

Fleet Statistics	Three Months Ended September 30,		Nine Months Ended September 30,
(expressed in United states dollars)	2013	2012	2013		2012

Number of vessels at the end of period	3	3	3		3
Average number of vessels in the period (1)	3	3	3		3
Calendar Days (2)	276	276	819		822
Available Days (3)	276	262	819	`	794
Revenue earning days (5)	276	262	819		786
Time Charter Equivalent (4)	76,638	70,515	76,635		67,572
Fleet Utilization (5)	100%	100%	100%		99%
Vessel daily operating expenses (6)	10,254	15,518	11,065		14,184

(1)

Represents the number of vessels that constituted our fleet for the relevant period, as measured by the sum of the number of days each vessel was a part of our fleet during the period divided by the number of calendar days in the period.

(2)

Calendar days are the total days we possessed the vessels in our fleet for the relevant period.

(3)

Available days are the total number of calendar days our vessels were in our possession during a period, less the total number of scheduled off-hire days during the period associated with major repairs, or dry-dockings.

(4)

Time charter equivalent rates, or TCE rates, is a measure of the average daily revenue performance of a vessel. For time charters, this is calculated by dividing total voyage revenues, less any voyage expenses, by the number of Available days during that period. Under a time charter, the charterer pays substantially all of the vessel voyage related expenses. However, we may incur voyage related expenses when positioning or repositioning vessels before or after the period of a time charter, during periods of commercial waiting time or while off-hire during dry-docking or due to other unforeseen circumstances. The TCE rate is not a measure of financial performance under U.S. GAAP (non-GAAP measure), and should not be considered as an alternative to voyage revenues, the most directly comparable GAAP measure, or any other measure of financial performance presented in accordance with U.S. GAAP. However, TCE rate is a standard shipping industry performance measure used primarily to compare period-to-period changes in a company’s performance and assists our management in making decisions regarding the deployment and use of our vessels and in evaluating their financial performance. Our calculation of TCE rates may not be comparable to that reported by other companies. The following table reflects the calculation of our TCE rates for the three and nine month periods ended September 30, 2013 and 2012 (amounts in thousands of U.S. dollars, except for TCE rates, which are expressed in U.S. dollars and Available days):

	Three Months Ended September 30,		Nine Months Ended September 30,
(expressed in (dollars in thousands, except average daily TCE rate)	2013	2012	2013		2012

Voyage revenues	21,558	19,453	64,002		56,558
Voyage Expenses (7)	(406)	(978)	(1,238)		(2,906)
Time Charter equivalent revenues		18,475	62,764		53,652
Available Days (3)	276	262	819	`	794
Time charter equivalent (TCE) rate	76,638	70,515	76,635		67,572

(5)

We calculate fleet utilization by dividing the number of our revenue earning days, which are the total number of Available Days of our vessels net of unscheduled off-hire days, during a period, by the number of our Available days during that period. The shipping industry uses fleet utilization to measure a company’s efficiency in finding employment for its vessels and minimizing the amount of days that its vessels are off-hire for reasons such as unscheduled repairs but excluding scheduled off-hires for vessel upgrades, dry-dockings or special or intermediate surveys.

(6)

Daily vessel operating expenses, which includes crew costs, provisions, deck and engine stores, lubricating oil, insurance, spares and repairs, flag taxes and , is calculated by dividing vessel operating expenses by fleet calendar days for the relevant time period.

(7)

Voyage expenses include commissions of 1.25% paid to our Manager and third party ship brokers.

Adjusted EBITDA

Adjusted EBITDA is defined as earnings before interest and finance costs, net of interest income, gains/losses on derivative financial instruments, taxes (when incurred), depreciation and amortization (when incurred). Adjusted EBITDA is used as a supplemental financial measure by management and external users of financial statements, such as our investors, to assess our liquidity and our operating performance.

The Partnership believes that Adjusted EBITDA assists our management and investors by providing useful information that increases the comparability of our performance operating from period to period and against the operating performance of other companies in our industry that provide Adjusted EBITDA information. This increased comparability is achieved by excluding the potentially disparate effects between periods or companies of interest, other financial items, depreciation and amortization and taxes, which items are affected by various and possibly changing financing methods, capital structure and historical cost basis and which items may significantly affect net income between periods. We believe that including Adjusted EBITDA as a measure of operating performance benefits investors in (a) selecting between investing in us and other investment alternatives and (b) monitoring our ongoing financial and operational strength in assessing whether to continue to hold common units.

Adjusted EBITDA is not a measure of financial performance under U.S. GAAP, does not represent and should not be considered as an alternative to net income, operating income, cash flow from operating activities or any other measure of financial performance presented in accordance with U.S. GAAP. Adjusted EBITDA excludes some, but not all, items that affect net income and these measures may vary among other companies. Therefore, Adjusted EBITDA as presented below may not be comparable to similarly titled measures of other companies. The following table reconciles Adjusted EBITDA to net income (loss), the most directly comparable U.S. GAAP financial measures, for the periods presented:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2013	2012	2013	2012
Reconciliation to Net Income	(In thousands of Dollars)
Net Income	$11,878	$6,650	$34,606	$21,043

Net interest expense (including loss from derivative instruments)	2,208	2,696	6,799	7,285
Depreciation	3,423	3,423	10,156	10,194
Adjusted EBITDA	17,509	12,769	51,561	38,522